May 6, 2022

CONFIDENTIAL

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Matthew Derby

    Joshua Shainess

    Division of Corporate Finance

    Office of Technology

SVF Investment Corp. 3

Amendment No. 2 to Registration Statement on Form S-4

Filed April 22, 2022

File No. 333-262529

Ladies and Gentlemen:

On behalf of our client, SVF Investment Corp. 3, a Cayman Islands exempted company (the “Registrant”), we are writing to respond to the comments set forth in the comment letter of the staff of the Securities and Exchange Commission (the “Staff”) dated May 5, 2022 (the “Comment Letter”) relating to the above-referenced Registration Statement. The Registrant has also revised the Registration Statement in response to the Staff’s comments, and, concurrently with delivery of this letter, filed with the Securities and Exchange Commission (the “Commission”) an amendment to the Registration Statement which reflects these revisions (“Amendment No. 3”).

To assist your review, set forth below in bold are the comments of the Staff contained in the Comment Letter and immediately below each comment is the response of the Registrant with respect thereto or a statement identifying the location in the Registration Statement of the requested disclosure or revised disclosure. Please note that all references to page numbers in our responses refer to the page numbers of Amendment No. 3 to the above-referenced Registration Statement. Capitalized terms used but not defined herein have the meanings ascribed to such terms in Amendment No. 3.

Notes to Unaudited Pro Forma Condensed Combined Financial Information Note 3. Adjustments to Unaudited Pro Forma Condensed Combined Financial Information, page 96

1.

Please revise pro forma adjustment K to clarify how you determined that noncontrolling interests qualify for equity classification as indicated in your response to prior comment 7 and comment 23 in your letter dated March 23, 2022.

Response to Comment 1

In response to the Staff’s comment, the Registrant has revised its disclosure on page 97 of Amendment No. 3.

Securities and Exchange Commission

May 6, 2022

Symbotic’s Management Discussion and Analysis of Financial Condition and Results of Operations, page 189

2.

We note your disclosure revisions in response to prior comment 10. Please revise to quantify the changes in actual headcount between reported periods that contributed to the increase in the various expense line items.

Response to Comment 2

In response to the Staff’s comment, the Registrant has revised its disclosure on pages 196, 199, 200 and 202 of Amendment No. 3.

General

3.

Please refer to prior comment 19. Please revise to also disclose the actual exchange ratio of Interim Symbotic Common Units to be issued in exchange for Warehouse Units that results from the formula disclosed.

Response to Comment 3

The Registrant acknowledges the Staff’s comment and respectfully advises the Staff that the number of Interim Symbotic Common Units that each holder of Warehouse Units will receive pursuant to the Company Merger Agreement is not based on an exchange ratio of Interim Symbotic Common Units to be issued in exchange for Warehouse Units, but rather a relatively complex distribution waterfall pursuant to the Warehouse LLCA. According to the distribution waterfall, unitholders have preferences to the distribution based on the class of Warehouse Units that they hold, and certain units are additionally subject to hurdle values. A discussion of the liquidation rights of different classes of Warehouse Units and the impact of hurdle values is set forth on pages F-57 and F-58 of Amendment No. 3.

The Registrant advises the Staff that it will provide the Staff, on a confidential basis under separate cover, a copy of the Warehouse LLCA and the distribution waterfall as of the most recent date practicable.

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If the Staff has any questions concerning this response letter or requires further information, please do not hesitate to contact the undersigned at (212) 373-3124, Jeffrey D. Marell at (212) 373-3105 or Austin S. Pollet at (628) 432-5118.

Very truly yours,

/s/ David S. Huntington
David S. Huntington

cc:	Securities and Exchange Commission Rebekah Lindsey Kathleen Collins

SVF Investment Corp. 3 Ioannis Pipilis Navneet Govil

Paul, Weiss, Rifkind, Wharton & Garrison LLP Jeffrey D. Marell Austin S. Pollet